08000581

SUPPL

Writer's Direct Dial Number:

301-230-5208
croberts@srgpc.com

RECEIVED 2008 FEB -6 A 9:19

January 31, 2008

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

January 3, 2008	Stock Exchange Announcement – Total Voting Rights
January 29, 2008	Stock Exchange Announcement – Holding(s) in Company
January 30, 2008	Stock Exchange Announcement – Notice of Interim Management Statement

The Company understands that pursuant to Rule 12g3-2(b) the information and documents furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents constitutes an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope. If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

PROCESSED
FEB 11 2008
THOMSON FINANCIAL

Very Truly Yours,

SHULMAN, ROGERS, GANDAL, PORDY & ECKER, P.A.

By: Christopher C. Roberts

Enclosures
cc: Adam Smith, Legal Advisor (w/o enc.)
18031915-122.doc
T: 022008

REG-Electrocomponents Total Voting Rights

Released: 03/01/2008

RNS Number:0358L
Electrocomponents PLC
03 January 2008

ELECTROCOMPONENTS PLC ("the Company")

Electrocomponents plc - Voting Rights and Capital

As of 31 December 2007, Electrocomponents plc's capital consists of 435,350,416 ordinary shares, all with voting rights. Electrocomponents plc currently holds no ordinary shares in Treasury.

Therefore, the total number of voting rights in Electrocomponents plc is 435,350,416

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Electrocomponents plc under the FSA's Disclosure and Transparency rules.

IAN HASLEGRAVE
Company Secretary
3 January 2008

END

TVRBSGDBSSGGGIX

REG-Electrocomponents Holding(s) in Company

Released: 29/01/2008

RNS Number:7950M
Electrocomponents PLC
29 January 2008

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached(ii):

Electrocomponents plc

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights x

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):_

3. Full name of person(s) subject to the notification obligation (iii):

Aviva plc & its subsidiaries

4. Full name of shareholder(s) (if different from 3.)(iv):

Registered

Holder:

BNY Norwich

Union Nominees Limited

6,297,069*

BT Globenet

Nominees Limited

6,700*

Chase GA

Group Nominees Limited

13,989,307*

Chase

Nominees Limited

1,322,490*

CUIM Nominee

Limited

3,672,767*

Vidacos

Nominees Limited

881,161*

* denotes

direct interest

Chase

Nominees Limited

854,586

CUIM Nominee

Limited

375,818

Vidacos

Nominees Limited

607,917

5. Date of the transaction (and date on which the threshold is crossed or reached if different)(v):

25 January 2008

6. Date on which issuer notified:

29 January 2008

7. Threshold(s) that is/are crossed or reached:

5% to 6% Change at Direct Interest Level

8. Notified details:

A: Voting rights attached to shares
Class/type of   Situation previous to Resulting situation after the
triggering transaction(vii)
shares   the Triggering
                   transaction (vi)
 if possible   Number of Number of Number of   Number of voting rights
% of voting rights
using the ISIN   Shares   Voting   shares   ix
CODE   Rights
                              viii   Direct   Direct x   Indirect xi
Direct   Indirect

Ordinary Shares

GB0003096442 27,510,335 27,510,335 26,169,494 26,169,494 1,838,321
6.01% 0.42%

B: Financial Instruments
Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
		N/A		

Total (A+B)

Number of voting rights	% of voting rights
28,007,815	6.43%

9. Chain of controlled undertakings through which the voting rights and/or the
financial instruments are effectively held, if applicable xv:

See Section 4

Proxy Voting:

10. Name of the proxy holder:

See Section 4

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information: Figures are based on a total number of voting rights of 435,350,416.

14. Contact name: Ian Haslegrave

15. Contact telephone number: 01865 207491

16. Date: 29 January 2008

END

HOLPUURUGUPRGAB

REG-Electrocomponents Notice of IMS

Released: 30/01/2008

RNS Number:8445M
Electrocomponents PLC
30 January 2008

ELECTROCOMPONENTS PLC

FORTHCOMING ANNOUNCEMENT

In line with the FSA Handbook DTR 4.3, we will be releasing an Interim Management Statement relating to the financial year ending 31 March 2008 at 7.00am on Thursday, 14 February 2008.

Contacts:

Ian Mason	Group Chief Executive	01865 204000
Simon Boddie	Group Finance Director	01865 204000
Diana Soltmann	Flagship Consulting Ltd	0207 886 8440

END

MSCBMMMTMMBJBIP

END